

Mail Stop 7010

November 20, 2007

**via U.S. mail and facsimile**

Michael D. Lockhart
Chairman and Chief Executive Officer
Armstrong World Industries, Inc.
P.O. Box 3001
Lancaster, Pennsylvania  17604

> **RE:** **Armstrong World Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,**
> **2007 and September 30, 2007**
> **File No. 1-2116**

Dear Mr. Lockhart:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

Overview, page 20

1.  Please revise MD&A in future filings also include a discussion of the events and
    decisions giving rise to each of the restructuring plans.  Please also provide the
    complete disclosures required by SAB Topic 5:P.4.  For example, please disclose the
    extent to which the restructuring activities are expected to result in revenue declines
    and cost savings.  For those restructuring activities that began during the fourth
    quarter of fiscal year 2004, please disclose whether the expected cost savings were
    actually realized and whether there have been material changes to the plans.  Finally,
    please state the periods in which material cash outlays are expected to occur or did
    occur, the expected amounts and the expected source of funding, as applicable.

Critical Accounting Estimates, page 26

Impairments of Long-Lived Tangible and Intangible Assets, page 28

2.  In future filings, please revise your disclosure to separately discuss the
    methodologies, assumptions and material estimates of long-lived tangible and
    definite-life intangible assets in accordance with SFAS 144 from indefinite-life
    intangible assets in accordance with SFAS 142.  For your indefinite-life intangible
    assets, please also disclose how you determined such assets have indefinite lives in
    accordance with paragraph 11 and Appendix A of SFAS 142.

Sales-related Accruals, page 28

3.  In future filings, please revise your disclosure to state whether your historical results
    have materially differed from your estimated accruals.  In this regard, we note your
    disclosure that the "actual experience related to these accruals could differ
    significantly from the estimated amounts during the year."

Income Taxes, page 29

4.  Please revise your disclosure in future filings to quantify the amount of taxable
    income you must generate to fully realize your deferred tax assets.

Results of Operations, page 31

5.  We note that you have presented combined financial information for fiscal year 2006. In future filings, please remove such presentation, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that does not comply with Item 10(e) of Regulation S-K.  As you note on page 20, your post-emergence financial statements are not comparable to your pre-emergence financial statements due to material adjustments to the historical carrying amounts of your assets and liabilities.  On page 32, you note that net sales were not impacted by your adoption of fresh start accounting; therefore, we do not object to combining net sales for fiscal year 2006.  However, combined presentations below net sales can be misleading because they cannot meaningfully or accurately depict what the results would have been had fresh start accounting been adopted at the earlier date.  Refer to footnote 2 to paragraph .40 of SOP 90-7 for additional guidance.  In addition, we believe it is more appropriate to disclose and discuss the separate historical results of the predecessor and successor, addressing any material items, events, transactions, et cetera that occurred in each period.

6.  We note that you attribute the changes in net sales for each period presented to changes in volume, pricing, product mix, and foreign exchange.  We also note that you attribute changes in cost of goods sold to these items along with manufacturing performance in addition to other items.  Please separately quantify the impact these changes have had on your results of operations.  Please also provide a more detailed explanation for any changes in product mix.  Refer to Item 303(A)(3) of Regulation S-K for guidance.

Financial Condition and Liquidity, page 38

7.  We note that you did not separately report the cash flows of the discontinued operations.  If material, please separately quantify the discontinued operations' cash flows for each cash flow category.  Also, please describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources along with any significant past, present, or upcoming cash uses as a result of discontinuing the operations.  Please refer to the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006 for additional guidance.

8.  We note that your $1.1 billion senior credit facility contains financial covenants.  As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote.  See Section 501.03 of the Financial Reporting Codification.  Also, you state that $259.8 million is available under your revolving credit facility.  Please confirm to us that borrowing this full amount would

not violate any of your existing debt covenants; otherwise, please revise your disclosure in future filings to state the amount available under your revolving credit facility that would not result in a violation of your financial covenants.

Contractual Obligations, page 44

9. In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. To the extent that you are in the position of paying cash rather than receiving cash under any interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Note 2. Summary of Significant Accounting Policies, page 66

General

10. In future filings, please include your policy for recognizing research and development costs, as such amounts are material to operating income. Refer to SFAS 2 for guidance.

Note 3. Plan of Reorganization and Fresh-Start Reporting, page 70

11. We note you refer to an independent appraisal firm regarding the determination of your reorganization value and the adjustments made to your assets and liabilities for estimated fair value. We remind you that if you continue to refer to experts, you must identify the experts and include their consent in any filings under the 1933 Securities Act. Refer to Section 436(b) of Regulation C.

Note 15. Restructuring and Other Actions, page 86

12. We note that you have implemented a number of restructuring activities that primarily relate to the closing of manufacturing plants but also to the reorganization of your sales force and management structure in your North America flooring organization. We further note that you announced on February 21, 2007 that you are reviewing strategic alternatives. As such, please ensure your disclosure in future filings fully complies with the requirements in paragraph 20 of SFAS 146. Specifically:
   - State the facts and circumstances that led to the exit / disposal activity per paragraph 20.a. of SFAS 146.

- For each major type of cost, as listed in SFAS 146, by activity, disclose the total amount expected to be incurred, the amount incurred during each period presented, and the cumulative amount incurred to date per paragraph 20.b(1) of SFAS 146. In this regard, clarify what you mean by "non-cash restructuring charges" and "other related costs."
- Include a rollforward of the liability by each major type of cost for each activity per paragraph 20.b(2) of SFAS 146 instead of on a consolidated basis.

Note 16. Income Taxes, page 89

13. On page 89, you state that the decrease in the valuation allowance by $78.4 million is primarily due to an increase in anticipated state taxable earnings available to absorb post-emergence state tax NOLs. Please revise your disclosure in future filings to provide a more detailed explanation as to why you believe there will be such an increase in state taxable earnings. Furthermore, on page 91, you state that of the $78.4 million reduction in the valuation allowance, $29.2 million relates to the increase in state taxable earnings. Please revise your disclosures in future filings to explain why the remainder of the decrease in valuation allowance occurred.

Note 32. Litigation and Related Matters, page 114

Environmental Matters, page 118

14. You state in the last paragraph of this section on page 120, "…any sum we may have to pay in connection with environmental matters in excess of the amounts noted above…may be material to earnings in such future period." If there is a reasonable possibility that a loss exceeding amounts already recognized may be material, you should either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y for guidance. Please also provide such additional disclosure for your "other claims" on page 120.

Item 9A. Controls and Procedures, page 122

15. We note your statement that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the

time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Exhibit No. 99.1

Independent Auditor's Report

16. In future filings, please include an opinion from WAVE's independent public accounting firm that discloses the city and state from which the audit report has been issued.  Refer to Rule 2-02(a) of Regulation S-X for guidance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 1.  Business and Basis of Presentation, page 9

17. In future filings, please revise your disclosure for your review of your strategic alternatives to provide investors with more insight as to what the strategic alternatives are that you are considering.

Financial Condition and Liquidity, page 40

18. We note that accounts and notes receivable, net is 28% of total current assets and 9% of total assets.  In addition, accounts and notes receivable, net increased 13% from December 31, 2006, which appears to be disproportionate to your net sales trends.  As such, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of any material variations.  Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief